Exhibit 2.15a
BOST1-637123-2
                         AMENDMENT TO
     AFFILIATION AGREEMENT AND AGREEMENT AND PLAN OF MERGER


     THIS AMENDMENT (the "Amendment Agreement") to an AFFILIATION AGREEMENT AND AGREEMENT AND PLAN OF MERGER, dated January 17, 1998 (the "Affiliation Agreement") is entered into as of the 19th day of January, 1998, by and among Omega Orthodontics of Woodland Hills, Inc., a Delaware corporation ("Subsidiary" or "Surviving Entity"), Omega Orthodontics, Inc., a Delaware corporation ("OMEGA"), Azani Dental Services, Inc., a Delaware corporation (the "MSO"), Daniel Azani, D.D.S. ("Dr. Azani") who is duly licensed to practice orthodontics in the State of California (the "State") and Daniel Azani, D.D.S., Inc., a California professional dental corporation (the "Orthodontic Entity").

                            RECITALS

     A.   The parties hereto have entered into the Affiliation
Agreement.

     B. The parties hereto wish to make certain amendments to the Affiliation Agreement in order to taken into account certain additional value of the MSO attributable to a practice conducted by the Orthodontic Entity at its location at 33342 Santiago Road, Acton, California 93510.

     C. A written amendment to the Affiliation Agreement is necessary to effect such amendments.

     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged to the full satisfaction of the parties hereto, the parties hereto agree to amend the Affiliation Agreement as follows:

     1. Recitals. Paragraph B of the Recitals shall be amended and restated to provide as follows:

     "B. The MSO provides management services to the Orthodontic Entity, which owns and operates an orthodontic practice (the "Practice") in Tarzana and Encino (the "Valley Practice") with offices located at 18411 Clark Street, Suite 200, Tarzana, California 91356 (which offices are being moved to 5400 Balboa Blvd., Suite 321, Encino California 91316-1502) (the "Valley Office") and in Acton (the "Acton Practice") with offices located at 33342 Santiago Road, Acton, California 93510 (the "Desert Office") (the Valley Office and the Desert Office together being referred to herein as the "Orthodontic Offices") and furnishes orthodontic care to the general public through the services of Dr. Azani affiliated with the Orthodontic Entity."

     2. Merger Consideration. Article I shall be amended and restated to provide as follows:

                         "ARTICLE 1.
                             MERGER

     1.1  Merger; Consideration and Payment.

     (a) At the Effective Time (as hereinafter defined) and subject to the terms and conditions hereinafter set forth, the parties hereto agree to cause the Merger to be consummated by filing with the Delaware Secretary of State and the State Secretary of State (if required) a Certificate of Merger (the "Certificate of Merger") in the form required by applicable law, duly executed and acknowledged by the Surviving Entity, and taking all such further actions as may be required by law to make the Merger effective. The Merger shall become effective upon the filing of the Certificate of Merger with the Delaware Secretary re Secretary of State and the State Secretary of State (if required) (the "Effective Time"), and the Subsidiary will be the surviving entity.

     (b) At the Effective Time, the Interests of the MSO outstanding immediately prior to the Effective Time shall, on such date, by virtue of the Merger and upon surrender to OMEGA of the certificates therefor, duly endorsed and transferable, free and clear of any liens, encumbrances, restrictions or claims of any kind (other than those liens, encumbrances, restrictions and claims expressly disclosed to OMEGA and affirmatively accepted by OMEGA prior to the Effective Time), without any further action on the part of any holder thereof, be converted into the right to receive an aggregate consideration (the "Consideration") of:

          (i)  Sixty Thousand Two Hundred and Eighty Six Dollars
($60,286) in cash (the "Cash Component");

          (ii) Thirty Thousand Dollars ($30,000) to be represented by a promissory note (the "Purchase Note") payable to Dr. Azani (the "Note Component") in the form attached hereto as Exhibit A-1; and

          (iii) One Hundred Thousand Dollars ($100,000) to be represented by issuance to Dr. Azani of shares of OMEGA common stock ("OMEGA Stock") based on a value per share equal to the average daily closing sales price per share of OMEGA common stock on the NASDAQ Small Cap Market for each business day (Monday through Friday, not including legal holidays) of the calendar week ending on the Friday immediately preceding the date of Closing (as hereinafter defined) rounded down to the nearest whole number of shares (the "Stock Component"), which shall thereupon be issued to Dr. Azani, fully paid and nonassessable.

     1.2  Adjustment and Audit.

          (a) The Consideration is based on the value of the Interests as determined by OMEGA from the information set forth in the Financial Statement. At OMEGA's option, OMEGA will cause an audit (the "Audit") of the Financial Statement and the books and records of the Orthodontic Entity to be completed prior to Closing to confirm the accuracy and completeness of the information in the Financial Statement.

          (b) The Consideration shall be subject to adjustments at Closing for: (i) prepaid and underpaid rent and other lease obligations, if any leases are to be continued after Closing, as well as for other agreed normal and customary prepaid and underpaid expenses; (ii) any accrued but unpaid salaries, bonuses and other compensation, fringe and health insurance benefits, employment or payroll taxes and related employment obligations and (iii) any accounts payable of the Orthodontic Entity which have accrued prior to the Effective Time and which remain unpaid as of such time (the "Accounts Payable").

          (c) The Consideration shall also be subject to an adjustment on March 1, 1999, to take into account the revaluation of the Acton Practice. The parties hereto acknowledge that the value of the Acton Practice as of the date hereof is Eighty Thousand Two Hundred Eighty Six Dollars ($80,286). The adjusted value of the Acton Practice shall be equal to One Hundred and Twenty Percent (120%) of the numerical average of (i) collected revenue of the Acton Practice for the preceding twelve calendar months, and (ii) production of the Acton Practice for the preceding twelve calendar months. For purposes of this subsection (c) "collected revenue" shall mean gross collections of all revenues generated by or on behalf of the PC at the Desert Office, including, but not limited to, all fees and charges collected as a result of professional orthodontic services furnished to patients by the PC at the Desert Office and for any other goods or services sold or provided to such patients, net of any refunds. For purposes of this subsection (c) "production" shall mean the sum of all new contracts entered into during the preceding twelve months, plus all one time fees and charges collected as a result of professional orthodontic services furnished to patients by the PC at the Desert Office, plus any net adjustments to such amounts during such period.

          (d) The adjustments provided in subsection (b) hereof to the Consideration payable hereunder, shall be applied in the following order of priority; first to the Cash Component, and the balance, if any, to the Stock Component. If the adjustment provided in subsection (c) hereof to the Consideration payable hereunder results in a decrease in the Consideration payable hereunder, such adjustment shall be made by means of a reduction in the principal amount of the Note Consideration (the "Note Reduction") with the balance, if any, applied to the Cash Component and then to the Stock Component. Any such reduction shall be retroactive to the date of the Purchase Note. Any excess interest payments due to such retroactive reduction in the principal amount of the Purchase Note shall be credited against the principal amount of the Purchase Note and shall be deemed to reduce the outstanding balance as of the date of payment. If the adjustment provided in subsection (c) hereof to the Consideration payable hereunder, results in an increase in the Consideration payable hereunder, such adjustment shall be made as follows: The first Nine Thousand Dollars ($9,000) of any such adjustment shall be payable to Dr. Azani in cash, without interest. Any increase in excess of Nine Thousand Dollars ($9,000) would be paid, Forty Nine Percent (49%) in the form of cash, without interest, and Fifty One Percent (51%) by the issuance of shares of OMEGA common stock, based on a value per share equal to the average daily closing sales price per share of OMEGA common stock on the NASDAQ Small Cap Market for each business day (Monday through Friday, not including legal holidays) of the calendar week ending on the Friday immediately preceding March 1, 1999, rounded down to the nearest whole number of shares, which shall thereupon be issued to Dr. Azani, fully paid and nonassessable.

     1.3 Time and Place of Closing. The closing of the transactions contemplated hereby (herein called the "Closing") shall be held immediately before the Effective Time at the offices of Rosenthal and Smith, 6345 Balboa Blvd., Suite 330, Encino, California 91316-1524 on January 21, 1998, or at such other place, date or time as may be fixed by mutual agreement of the parties.

     1.4  Filing Certificate of Merger.  Contemporaneous with the
Closing, a duly executed Certificate(s) of Merger shall be filed with the Delaware Secretary of State and the State Secretary of State (if required).

     1.5  Delivery of Records, Contracts, Interests.  At the
Closing Dr. Azani shall deliver or cause to be delivered to the
Subsidiary:

          (a) All of the MSO's minute books, stock records and other company books and records and the MSO's leases, contracts, employment agreements, non-compete agreements, commitments and rights, with such consents to the Merger as are necessary to assure the Subsidiary of the full benefit of the same.

          (b)  Evidence of malpractice insurance coverage for Dr.
Azani for the current and five (5) prior years."

     3. Exhibit A-1. The Affiliation Agreement shall be amended by the addition of Exhibit A-1 in the form attached hereto.

     4.   Ratification of Other Provisions of Affiliation
Agreement. Except as provided herein, all other provisions, terms and conditions of the Affiliation Agreement are hereby ratified and confirmed.

     IN WITNESS WHEREOF the parties hereto have caused this Amendment Agreement to be executed as of the date set forth above by their duly authorized representatives.

                    OMEGA ORTHODONTICS OF
                    WOODLAND HILLS, INC.


By: /s/ Robert J. Schulhof
                          Robert J. Schulhof, Its President
                          Duly Authorized

                    OMEGA ORTHODONTICS, INC.


                     By: /s/ Robert J. Schulhof
                         Robert J. Schulhof
                         Its President and Chief Executive
Officer
                         Duly Authorized

                    AZANI DENTAL SERVICES, INC.


                    By: /s/ Robert J. Schulhof
                          Robert J. Schulhof, Its  President
                          Duly Authorized

                    DANIEL AZANI, D.D.S, INC.


                    By: /s/ Daniel Azani, D.D.S
                          Daniel Azani, D.D.S., Its  President
                          Duly Authorized


                         Daniel Azani, D.D.S.
                         Daniel Azani, D.D.S.